# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SKYE BIOSCIENCE, INC., CIK 0001516551
CUSIP: 83086J309
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11250 EL CAMINO REAL, SUITE 100, SAN DIEGO, California (CA), 92130
Date of event which requires filing of this statement: 09/22/2026
Amends the filing with accession number 0001104659-23-096002
Filed by CIK 0001873545
Persons authorized to receive notices and communications: Lauren A. Daniel, 5AM Venture Management, LLC, 4 Embarcadero Center, Suite 3110, San Francisco, California (CA), 94111, (415) 993-8565

## Reporting persons
- 5AM Partners VII, LLC (CIK 0001873545): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,194,443; sole dispositive power 0; shared dispositive power 1,194,443; aggregate amount beneficially owned 1,194,443 (25.7% of the class)
- 5AM Ventures VII, L.P. (CIK 0001844435): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,194,443; sole dispositive power 0; shared dispositive power 1,194,443; aggregate amount beneficially owned 1,194,443 (25.7% of the class)
- 5AM Partners II, LLC (CIK 0001555952): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 5AM Ventures II, L.P. (CIK 0001386509): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 5AM Co-Investors II, L.P. (CIK 0001390376): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Andrew J. Schwab (CIK 0001598549): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 23,645; shared voting power 1,194,443; sole dispositive power 23,645; shared dispositive power 1,194,443; aggregate amount beneficially owned 1,218,088 (26.1% of the class)
- Kush Parmar (CIK 0001664281): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,194,443; sole dispositive power 0; shared dispositive power 1,194,443; aggregate amount beneficially owned 1,194,443 (25.7% of the class)
- John D. Diekman (CIK 0001240357): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Scott M. Rocklage (CIK 0001219014): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SKYE BIOSCIENCE, INC.
Address of issuer's principal executive offices: 11250 EL CAMINO REAL, SUITE 100, SAN DIEGO, California (CA), 92130
Comment: This Amendment No. 6 (this "Amendment No. 6" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 28, 2023, and amended on January 31, 2024, March 13, 2024, December 19, 2024, December 16, 2025 and August 18, 2026 (as amended, the "Statement") by the Reporting Persons. The share numbers in this Amendment No. 6 give effect to a 1-for-8 reverse split of the outstanding shares of the Issuer's common stock effected on August 24, 2026 ("the Reverse Split"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 6 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of 5AM Ventures VII, L.P. ("Ventures VII"), 5AM Partners VII, LLC ("Partners VII"), 5AM Ventures II, L.P. ("Ventures II"), 5AM Co-Investors II, L.P. ("Co-Investors II"), 5AM Partners II, LLC ("Partners II"), Andrew J. Schwab ("Schwab"), Dr. Kush Parmar ("Parmar"), Dr. John D. Diekman ("Diekman") and Dr. Scott M. Rocklage ("Rocklage"). The foregoing entities and individuals are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Act, which is filed as Exhibit 99.1.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 4 Embarcadero Center, Suite 3110, San Francisco, CA 94111.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments. Each of Diekman and Rocklage serves as a Managing Member of Partners II, which is the general partner of Ventures II. Parmar serves as a Managing Member of Partners VII, which is the general partner of Ventures VII. Schwab serves as a Managing Member of each of Partners II and Partners VII.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Ventures VII, Partners VII, Ventures II, Co-Investors II and Partners II was organized in the state of Delaware and each of the individuals is a citizen of the United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock of the Issuer and the percentage of the shares of common stock of the Issuer beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 4,427,677 shares of common stock outstanding as of August 11, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026, and giving effect to the Reverse Split and stock options, to the extent exercisable within 60 days hereof, as referenced herein.

The Reporting Persons' beneficial ownership of the Issuer's securities includes (i) 981,269 shares of common stock and 213,174 shares of common stock issuable upon exercise of warrants directly held by Ventures VII and (ii) 23,645 shares of common stock issuable upon the exercise of stock options (right to buy) exercisable within 60 days of the date hereof held by Schwab.

Partners VII serves as sole general partner of Ventures VII and Schwab and Parmar are managing members of Partners VII. Each of Partners VII, Schwab and Parmar shares voting and dispositive power over the securities held by Ventures VII.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows 7 through 10 on the cover pages of this Schedule 13D/A for the number of shares of common stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer since the most recent amendment to the Statement.

Weighted Low High
Reporting No. Average Price Price
Transaction Person Date Shares Price ($) ($) ($)

Open Market Sale Ventures VII 08/19/2026 7,184 2.80 2.64 2.88 (1)
Open Market Sale Ventures II 08/19/2026 1,281 2.80 2.64 2.88 (1)
Open Market Sale Co-Investors II 08/19/2026 51 2.80 2.64 2.88 (1)
Open Market Sale Ventures VII 08/20/2026 811 2.56 2.56 2.56 (1)
Open Market Sale Ventures II 08/20/2026 144 2.56 2.56 2.56 (1)
Open Market Sale Co-Investors II 08/20/2026 5 2.56 2.56 2.56 (1)
Open Market Sale Ventures II 09/16/2026 32,607 1.91 1.70 2.11
Open Market Sale Co-Investors II 09/16/2026 1,285 1.91 1.70 2.11
Block Sale Ventures II 09/22/2026 27,612 1.65 n/a n/a
Block Sale Co-Investors II 09/22/2026 1,088 1.65 n/a n/a
Open Market Sale Ventures II 09/23/2026 114,851 1.61 1.60 1.77
Open Market Sale Co-Investors II 09/23/2026 4,528 1.61 1.60 1.77

(1) The share amounts and prices of these transactions have been adjusted to give effect to the Reverse Split, which was effected subsequent to such transactions.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D filed with the SEC on December 19, 2024).

Exhibit 99.2 Transaction Agreement, by and between Skye Bioscience, Inc. and Redx Pharma Limited, dated as of August 14, 2026 (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 0-55136), filed with the SEC on August 14, 2026).

Exhibit 99.3 Form of Securities Purchase Agreement, by and between Skye Bioscience, Inc. and the Investors named therein, dated as of August 14, 2026 (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K (File No. 0-55136), filed with the SEC on August 14, 2026).

Exhibit 99.4 Form of Legacy CVR Agreement (incorporated by reference to Annex C to the Transaction Agreement filed as Exhibit 99.2 hereto).

Exhibit 99.5 Form of Registration Rights Agreement (incorporated by reference to Exhibit B to the Form of Securities Purchase Agreement filed as Exhibit 99.3 hereto).

## Signatures
- 5AM Partners VII, LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (09/24/2026)
- 5AM Ventures VII, L.P.: /s/ Andrew J. Schwab, By 5AM Partners VII, LLC, its General Partner, By Andrew J. Schwab, Managing Member (09/24/2026)
- 5AM Partners II, LLC: /s/ Andrew J. Schwab, By Andrew J. Schwab, Managing Member (09/24/2026)
- 5AM Ventures II, L.P.: /s/ Andrew J. Schwab, By 5AM Partners II, LLC, its General Partner, By Andrew J. Schwab, Managing Member (09/24/2026)
- 5AM Co-Investors II, L.P.: /s/ Andrew J. Schwab, By 5AM Partners II, LLC, its General Partner, By Andrew J. Schwab, Managing Member (09/24/2026)
- Andrew J. Schwab: /s/ Andrew J. Schwab, Andrew J. Schwab (09/24/2026)
- Kush Parmar: /s/ Kush Parmar, Kush Parmar (09/24/2026)
- John D. Diekman: /s/ John D. Diekman, John D. Diekman (09/24/2026)
- Scott M. Rocklage: /s/ Scott M. Rocklage, Scott M. Rocklage (09/24/2026)